19 November 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 143,000 RELX PLC ordinary shares at a price of 1187.4861p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 94,259,780 ordinary shares in treasury, and has 1,113,073,018 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 24,561,445 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 127,250 RELX NV ordinary shares at a price of €16.2075 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 55,996,694 ordinary shares in treasury, and has 991,960,458 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 14,698,150 shares.